UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Circle Optics, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> December 1, 2019

Physical address of issuer
260 E. Main St, Ste 6106, Rochester, NY 14604

Website of issuer
https://circleoptics.com/

Current number of employees
16

Filer EDGAR CIK

0001957669

Filer EDGAR CCC
g5td#iup

Filer EDGAR Password
vvqk$m4arbgg

Filer EDGAR PMAC
e4uk#zjk

Submission Contact Person Information

Name
Ian Gauger

Phone Number
(315) 879-3034

Email Address
ian@circleoptics.com

Notification Email Address
ian@circleoptics.com

Signatories

Name
Ian Gauger

Signature

Title
Chief Operating Officer

Email
ian@circleoptics.com

Date
April 29, 2024